UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 3, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated by reference to the Company’s Registration Statement on Form F-10 (File No. 333-272989).

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Material Change Report dated June 3, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Nicolas Bonta
	Name:	Nicolas Bonta
	Title:	Chairman and Interim CEO

Date: June 3, 2024

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